FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 May 2010

PT BANK EKONOMI RAHARJA TBK
RESULTS FOR THE QUARTER ENDED 31 MARCH 2010 - HIGHLIGHTS

·    Profit before tax for the three months to 31 March 2010 of IDR156 billion (US$17 million), an increase of 50 per cent compared with IDR104 billion (US$9 million) for the same period in 2009.

·   Operating income of IDR276 billion (US$30 million) for the three months to 31 March 2010 increased by IDR36 billion (US$4 million), or 15 per cent, compared with the same period in 2009.

·     No impairment losses on financial assets or provision for losses on non-productive assets for the three months to 31 March 2010 compared with IDR47 billion (US$4 million) for the same period in 2009.

·    The cost:efficiency ratio for the three months to 31 March 2010 increased to 45 per cent compared to 41 per cent for the same period in 2009.

·    Total assets of IDR23.7 trillion (US$3 billion) increased by IDR3.6 trillion (US$0.4 billion), or 18 per cent at 31 March 2010 compared with IDR20.1 trillion (US$2 billion) at 31 March 2009.

·    The core capital ratio increased to 20 per cent at 31 March 2010 compared with 15 per cent at 31 March 2009.

Commentary

Bank Ekonomi reported profit before tax of IDR156 billion (US$17 million) for the three months to 31 March 2010, an increase of 50 per cent on the same period in 2009.

Net interest income for the three months to 31 March 2010 decreased by 2 per cent, or IDR4 billion (US$0.4 million), from IDR205 billion (US$18 million). This was driven by overall lower yields.

Non interest income for the three months to 31 March 2010 increased to IDR75 billion (US$8 million) up more than 100 per cent or IDR40 billion (US$4 million) compared to the same period in 2009. This mainly resulted from an increase in gain on sale of investments by IDR47 billion (US$5 million).

Operating expenses for the three months to 2010 were IDR124 billion (US$13 million), an increase of 27 per cent or IDR27 billion (US$3 million) compared to the same period in 2009. The increase was due to higher staff costs and general and administrative expenses rising by IDR20 billion (US$2 million) and IDR6 billion (US$0.7 million) respectively.

The cost: efficiency ratio for the three months to 31 March 2010 increased to 45 per cent compared to 41 percent in the same period in 2009, as the result of the higher operating expenses.

There were no impairment losses on financial assets and provision for losses on non-productive assets for the three months to 31 March 2010 as there is no foreseen impairment issue, compared with IDR47billion (US$4million) for the same period in 2009.

Total assets at 31 March 2010 increased by IDR3.6 trillion (US$0.4 billion) or 18 per cent, compared to 31 March 2009. Customer loans and advances of IDR9 trillion (US$1 billion) decreased by IDR249 billion (US$27 million) or 3 per cent. This was due to lower investment loans and working capital financing activities. Customer deposits at 31 March 2010 rose to IDR20 trillion (US$2 billion) from IDR18 trillion (US$2 billion) for the same period in 2009.

Media enquiries to Lenggono S Hadi at lenggono.hadi@bankekonomi.co.id

Notes to editors:

1. Accounting standards
The figures quoted above have been prepared by PT Bank Ekonomi Raharja Tbk in accordance with the applicable approved accounting standards issued by the Indonesian Accounting Standards Board.

The figures quoted for the three months to 31 March 2010 were not strictly comparable to the same period in 2009 due to the Bank adoption of SFAS No. 55 (2006 Revision), "Financial Instruments: Recognition and Measurement" and SFAS No. 50 (2006 Revision), "Financial Instruments: Presentation and Disclosures" with effect from 1 January 2010

2. PT Bank Ekonomi Raharja Tbk (Bank Ekonomi)

Bank Ekonomi, a 98.96 per cent owned subsidiary of HSBC Holdings plc,

is a provider of commercial banking services in Indonesia with over 2,395 staff, 95 outlets and assets of approximately IDR24 trillion (US$3 billion) based on Indonesian GAAP at 31 March 2010. Bank Ekonomi was established in 1989 and is listed on the Indonesian stock exchange.

3. HSBC in Indonesia

HSBC has operated in Indonesia since 1884 and has 115 outlets spread across 10 major cities. HSBC is a leading provider of personal financial services, corporate and commercial banking, institutional banking, treasury capital markets and Amanah Syariah services in Indonesia. HSBC in Indonesia delivered profit before tax of US$80 million for the year ended 31 December 2009.

4. HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, Asia-Pacific region, the Middle East, North America, and Latin America. With assets of US$2,364 billion at 31 Dec 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 01 June, 2010